Exhibit 12

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

Net earnings before taxes	$417,547	$354,573

Fixed Charges:
Interest expense	25,618	29,307
Amortization of debt expense	861	1,199
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	264	263
Total fixed charges	26,743	30,769

Net earnings and fixed charges	$444,290	$385,342

Ratio of Earnings to Fixed Charges	16.6	12.5